

December 20, 2012

Dr. Kase Lukman Lawal
Chief Executive Officer
CAMAC Energy Inc.
1330 Post Oak Blvd.
Houston, Texas 77056

> **Re: CAMAC Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2012**
> **File No. 1-34525**

Dear Dr. Lawal:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Description of Business, page 4

Nigeria-Oyo Field Production Sharing Contract Interest, page 4

1.   From the disclosure provided on page 4, it appears that the results of the workover on the #5 well did not achieve your objective of "increasing crude oil production from this well" and that "the water production has increased again." Please tell us how you have taken into consideration the lack of an increase in the oil production rate and the increase in water production since the workover in estimating the proved reserves as of December 31, 2011 for well #5. Also tell us if all of the proved reserves attributable to this well can be recovered absent further intervention to reduce gas and/or water production.

Operations, page 8

2.   Please expand your organizational chart on page 8 to include CAMAC Energy, Inc. and CAMAC International Limited. Also, please provide the full and shortened names of each entity. For example, we note that your chart refers to CAMAC Nigeria whereas you reference CINL throughout your filing.

Crude Oil Reserves, page 12

3.   We note your presentation of PV-10. Please note that this represents a non-GAAP measure which is required to include the disclosures identified in Item 10(e)(1)(i) of Regulation S-K. Revise your presentation to include the required disclosures.

Development of Proved Undeveloped Reserves, page 13

4.   We note you state on page 13 that "none of our proved undeveloped reserves currently have remained undeveloped for more than five years from the date of initial recognition as proved undeveloped." For purposes of determining the five year period for development to occur in estimating proved undeveloped reserves, Item 1203(d) of Regulation S-K requires that you use the date of the initial disclosure as the starting reference date. Please tell us the extent to which any of the proved undeveloped reserves disclosed as of December 31, 2011 will not be developed within five years since your initial disclosure of these reserves.

Environmental and Governmental Regulation, page 14

5.   To the extent material, disclose the material effects of compliance with environmental regulations as Item 101(c)(xi) of Regulation S-K requires. For example, we note your related risk factors on pages 24 and 25.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Results of Operations, page 39

6.   The discussion under this section indicates, in part, that your share of net production from the Oyo filed varies materially from period to period. However, the discussion does not explain the reasons for this variance. Revise your disclosure to explain, in reasonable detail, the specific reasons why your share of net production from the Oyo field varies from period to period. Note that this comment also applies to the discussion of interim period results of operations included in your reports on Form 10-Q.

Financial Statements

Note 3: Significant Accounting Policies, page 66

Impairment of Long-Lived Assets, page 67

7.   We note that a review for impairment of long-lived assets is required whenever changes
        in circumstances indicate that the carrying amount of assets may not be fully recoverable.
        Please tell us whether you reviewed for impairment during 2011 the capitalized costs
        related to your oil and gas activities in Africa and explain to us the basis for your
        conclusion.

        As part of your response, address the 2011 downward revision of 2,288,000 barrels of oil,
        as disclosed on page 90 of your supplemental data, and whether it was a change in
        circumstance that would have required you to review for impairment your capitalized
        costs. Additionally, please explain to us how you considered as part of your impairment
        evaluation a comparison of the $80,312,000 future net cash flows before discount for
        Africa, as disclosed on page 92 in your Standardized Measure of Discounted Future Net
        Cash Flows calculation, and the net capitalized costs of $195,979,000 that relate to
        Africa, as disclosed on page 91 of your capitalized costs table. The difference between
        these two amounts suggests that your costs may not be recoverable.

        To the extent that you did not perform an impairment test, explain to us, in reasonable
        detail, your reasons for concluding that this was not necessary. To the extent that you did
        perform an impairment test, describe for us, in reasonable detail, the results and
        significant assumptions of your test. The discussion of assumptions should clearly
        explain how projected revenues and costs were determined, including the classification,
        quantity and pricing of reserves used to determine revenue.

Supplemental Data on Oil and Gas Exploration and Producing Activities (Unaudited), page 90

Estimated Net Proved Crude Oil Reserves, page 90

8.   We note your disclosure of the changes in net quantities of your proved reserves in Table
        1 on page 90. As part of the changes for the period ending December 31, 2011, you
        disclose a significant downward revision of previous estimates which appears to include a
        material change in your proved undeveloped reserves. Your filing does not appear to
        include any explanation of the significant changes in your reserves. Please revise your
        disclosures as necessary to comply with Item 1203(b) of Regulation S-K and FASB ASC
        paragraph 932-235-50-5.

Exhibit 99.1

9.   From the disclosure provided on page 2 of the report, we note "capital costs are included as required for a workover and new development wells." Please provide us with the capital costs for each development well and workover and a schedule showing the month and year that each development well and workover is forecast to go on production in the report.

Definitive Proxy Statement on Schedule 14A

Executive Compensation and Other Information, page 17

Compensation Discussion and Analysis, page 17

10.   Please provide further analysis of how you arrived at and why you paid each of the particular forms and levels of compensation for 2011. For example, you state that the annual bonuses were based on "achievement of short-term corporate goals and to recognize individual and team achievements." Please provide sufficient quantitative and qualitative analysis of the factors the compensation committee considered in making specific compensation awards.

In addition, please disclose the targets the compensation committee used in its determination to award annual bonuses for the named executive officers. Refer to prior comment 2 from our letter dated January 14, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dr. Kase Lukman Lawal
CAMAC Energy, Inc.
December 20, 2012
Page 5

       You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters, and John Hodgin, Staff Engineer, at (202) 551-3699 if you have questions regarding comments related to engineering matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or Norman von Holtzendorff, Staff Attorney, at (202) 551-3237 with any other questions.

       Sincerely,

       /s/ Brad Skinner for

       H. Roger Schwall
       Assistant Director